8 April 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV

Chairman’s Statement

Morris Tabaksblat, Chairman of Reed Elsevier PLC and Reed Elsevier NV, told shareholders at the Reed Elsevier PLC meeting in London today that “We were pleased to report a further year of strong financial performance and strategic progress in 2002. Reed Elsevier achieved the targets we established three years ago despite a very different and more challenging global economic environment: organic revenue growth was ahead of the market in each of our four divisions; adjusted earnings per share saw double digit growth at constant currencies; and a good conversion of earnings into cash has been delivered. The Harcourt Science & Medical and Education businesses acquired in 2001 strongly contributed in their first full year within Reed Elsevier”.

Looking at the trading performance in 2003 to date, Mr Tabaksblat commented that:

“Overall trading conditions in our main markets have changed little since our 2002 Preliminary Results announcement on 20 February. As stated then, 2003 should again see us meeting our key financial targets of above market revenue growth and double digit adjusted earnings per share growth at constant currencies. Inevitably, some caution would be necessary if there were to be a marked further deterioration in the economic environment.”

The performance trends in Reed Elsevier’s businesses are as follows:

The Science & Medical business continues to perform well and is on course for another good year. Science journal subscriptions and ScienceDirect renewals remain strong. Health Sciences is continuing to see a turnaround in the business, with a strong front list publishing programme and good back list sales.

The Legal business has continued its positive momentum. Lexis Nexis is making good progress in expanding its content and adding to the functionality of its online services. Strong demand for risk solutions services continues to drive growth in US corporate and federal markets. The business remains on track to outperform the market and further improve operating margins.

In Education, the US schools business is only halfway through the selling cycle for the next academic year. Some limited recovery in the schools market has been anticipated, although there is continuing uncertainty over the extent to which pressures on individual state budgets will impact spending on instructional materials or would be mitigated by the benefits of additional federal funding. Harcourt is targeting another year of outperformance as well as further margin improvement through increasing operational and supply chain efficiency.

The Business division is performing as expected in a difficult market environment. As stated in February, a modest decline in underlying revenues might be expected, absent any further marked deterioration in economic conditions, given the drift in advertising markets and the net adverse impact this year of the cycling of non-annual exhibitions. The continued focus on building share and managing yields should enable Reed Business to outperform the market, with further margin improvement through tight cost control.

As stated in February, if current exchange rates prevail, there will be an adverse translation impact on reported earnings particularly when expressed in euros.”

The Annual General Meeting of Reed Elsevier NV, the co-parent of Reed Elsevier Group plc, will be held in Amsterdam tomorrow and Mr Tabaksblat, also Chairman of Reed Elsevier NV, will make the same comments to that meeting.

This announcement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier's markets; exchange rate fluctuations; customers' acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights; and the impact of technological change.